UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11K

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (Fee Required)

For the fiscal year ended August 31, 2001

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from ______

Commission File Number: 1-11869

FactSet Research Systems Inc. Employee Stock Ownership Plan

(Full title of the plan)

FactSet Research Systems Inc.
One Greenwich Plaza
Greenwich, Connecticut 06830
(Address of the plan)

FactSet Research Systems Inc.
(Name of issuer of the securities held pursuant to the plan)

FactSet Research Systems Inc.
One Greenwich Plaza
Greenwich, Connecticut 06830
(Address of issuer’s principal executive office)

FactSet Research Systems Inc.
Employee Stock Ownership Plan
Index to Financial Statements
August 31, 2001 and 2000

Form 11K

Table of Contents

Page

Report of Independent Accountants	3

Financial Statements
Statements of Net Assets Available for Plan Benefits	4
as of August 31, 2001 and 2000
Statement of Changes in Net Assets Available for Plan Benefits	5
for the Year Ended August 31, 2001
Notes to Financial Statements	6 - 7

Supplemental Schedule
Schedule of Assets (Held at End of Year)	8

Signature	8

Report of Independent Accountants

To the Participants and Administrator
of the FactSet Research Systems Inc.
Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the FactSet Research Systems Inc. Employee Stock Ownership Plan (the “Plan”) at August 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended August 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Hartford, CT
February 25, 2002

FactSet Research Systems Inc.
Employee Stock Ownership Plan
Statements of Net Assets Available for Plan Benefits
August 31, 2001 and 2000

Assets	2001	2000
Investment at fair value
Comon stock of FactSet Research Systems Inc.	$55,675,242	$74,356,137

Receivables from FactSet Research Systems Inc.
Employer contributions	1,800,000	1,300,000
Dividends	87,841	65,249
Total assets	57,563,083	75,721,386

Net assets available for plan benefits	$57,563,083	$75,721,386
	========	========

The accompanying notes are an integral part of these financial statements.

FactSet Research Systems Inc.
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended August 31, 2001

Additions

Contributions from FactSet Research Systems Inc.	$1,800,000
Dividends on common stock	307,533

Total additions	2,107,533

Deductions

Distributions to participants	55,856
Depreciation in common stock	19,396,054
Transfer to nonresident alien plan (see Note 1)	813,926

Total deductions	20,265,836

Decrease in net assets during the plan year	(18,158,303)

Net assets available for plan benefits
Beginning of the year	75,721,386
End of the year	$57,563,083
========

The accompanying notes are an integral part of these financial statements.

FactSet Research Systems Inc.
Employee Stock Ownership Plan
Notes to Financial Statements
August 31, 2001 and 2000

1.    Description of Plan

General
The FactSet Research Systems Inc. Employee Stock Ownership Plan (the “Plan” or “ESOP”) was established effective September 1, 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is intended to constitute a “qualified plan” within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and ERISA, as amended, and to qualify as an “employee stock ownership plan” under Section 4975(e)(7) of the Code.

The Plan is funded by optional annual contributions by FactSet Research Systems Inc. (“FactSet” or the “Company”) as designated by its Board of Directors. The funds held under the Plan are invested in the Company’s common stock. The Plan owned 2,196,262 and 2,174,951 shares of the Company’s common stock at August 31, 2001 and 2000, respectively.

During fiscal 2001, the Board of Directors approved the creation of a separate employee stock ownership plan for employees who are nonresident aliens. The Internal Revenue Service has determined and informed the Company by letter that this plan is qualified under appropriate sections of the Code. Plan assets representing the fair value of participants’ accounts of $813,926 (23,808 shares of Company common stock) were transferred to the new plan on September 1, 2000.

Effective August 31, 2001 and 2000, the Board of Directors authorized contributions of $1,800,000 and $1,300,000, respectively, to the Plan. Such amounts were used to purchase shares of the Company’s common stock on September 1, 2001 and 2000, respectively, and are reflected as a receivable from FactSet on the Statement of Net Assets Available for Plan Benefits.

Employees of the Company at fiscal year-end who have performed at least 1,000 hours of service during the plan year are generally eligible to participate in the Plan. When employee work records are not kept on an hourly basis, employees are credited with 190 hours of service for each month in which one hour of service was performed.

Contributions in the form of the Company’s common stock are allocated to participant accounts in the proportion that each eligible participant’s compensation bears to the aggregate compensation of all eligible participants during the plan year. Eligible compensation for participants is capped at $170,000 and $160,000 in 2001 and 2000, respectively. Contributions begin to vest upon completion of the employee’s third year of service at a rate of 20% and continue at that rate in each successive year of service until reaching the point of 100% vesting. Forfeited, non-vested interests in the Plan are allocated to the other participants’ accounts upon meeting certain criteria as defined in the Plan. There were 5,371 and 14,648 shares forfeited and reallocated (in the same manner as Company contributions) in 2001 and 2000, respectively.

The vested interest of plan participants are distributed in a lump sum upon such participant reaching the age of 65. A participant who reaches the age of 65 but remains employed by the Company may elect to receive the distribution of his or her vested interest as of the last day in any subsequent plan year, provided that in the case of a five percent shareholder the distribution shall begin no later than April 1, following the calendar year in which the participant attains the age of 70 1/2. When employment is terminated, distributions of vested interests are made according to the election of the former employee. Such distributions are generally payable in a lump sum and are initiated upon receipt of written notification from the former employee. The vested balance of a participant’s account may be distributed in the form of cash, common stock of the Company or a combination thereof.

The Plan may be terminated at any time by the Company. The adjudication of the Company as a bankrupt entity, an assignment for the benefit of the creditors of the Company, the dissolution or liquidation of the Company, or the permanent discontinuance of contributions by the Company shall result in the termination of the Plan.

Administration and Expenses
The Plan is administered by the ESOP Plan Committee, which has appointed employees of FactSet to act as trustees and assist in administering the Plan. The assets of the Plan are held in custody by Mellon Investor Services. USI Consulting Group has been retained to act as record keeper for the Plan.

All expenses of the Plan, including administrative costs, are paid by the Company. Such costs include record keeping, participants reports, communications and transfer agent fees.

2.     Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s only investment is the common stock of FactSet. It is carried at fair value at August 31, 2001 and 2000 based on the closing market price of FactSet’s common stock on the New York Stock Exchange.

Dividend income is accrued on the ex-dividend date. Upon receipt of dividends, the Plan purchases additional shares of FactSet common stock and allocates such shares to participant accounts in the proportion of each participant’s account to the total. Regular quarterly dividends of $.03 per common share were paid in September and December 2000 and in March and June 2001. Dividends receivable includes dividends of $.03 per common share declared on August 29, 2001 and paid on September 21, 2001.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Unrealized Appreciation
Unrealized appreciation is the difference between the fair value of the Plan investment in the Company’s common stock at August 31, 2001 and 2000 based on a weighted average share basis and related cost. Unrealized appreciation was $49,518,753 and $69,732,185 at August 31, 2001 and 2000, respectively.

3.     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 18, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4.     Stock Splits

On January 13, 2000, the Company declared a 2-for-1 stock split. The stock split was effected as a stock dividend and was distributed on February 4, 2000 to common stockholders of record on January 21, 2000. Shares of common stock and related amounts (including dividends per share) have been retroactively restated for all stock splits.

5.     Subsequent Events

On November 28, 2001, the Company declared a cash dividend of $0.04 per common share, which was paid on December 21, 2001.

FactSet Research Systems Inc.
Employee Stock Ownership Plan
Schedule of Assets (Held at End of Year)

(a)	(b)	(c)	(d)	(e)
Description of investment including
	Identity of Issue, borrower,	maturity date, rate of interest,		Current
	lessor, or similar party	collateral, par or maturity value	Cost	value

**	FactSet Research Systems Inc.	Common Stock 2,196,262 shares	$6,156,489	$55,675,242
$25.35/share

**Indicates an identified person known to be a party-in-interest to the Plan.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee and the Trustee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FactSet Research Systems Inc. Employee Stock Ownership Plan

Signature of Reporting Person

Date:	February 28, 2002	/s/ Ernest S. Wong
-------------------------
Ernest S. Wong
Senior Vice President,
Chief Financial Officer and Secretary